東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2007 SEP 25 A 4:03

07026923

Asia Pacific
Bangkok
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Europe & Middle East
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North & South America
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Washington, DC

September 19, 2007

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Repurchase of Own Shares dated September 18, 2007
- Notice of Termination of Own Shares from the Market dated September 18, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

9/25

RECEIVED
2007 SEP 25 A 4: 03

September 18, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Repurchase of Own Shares

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

At the meeting of Board of Directors held on September 18, 2007, Belluna Co., Ltd. resolved to repurchase of its own shares pursuant to section 2 of article 165 of the Corporate Law.

Description

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions.

2. Details of the repurchase

(1) Type of shares to be repurchased:	Common stock of the Company
(2) Total number of shares to be repurchased:	Maximum of 1,000,000 shares (the ratio to the number of total issued shares: 1.77%)
(3) Total costs of shares to be repurchased:	Maximum of ¥ 1,500 million
(4) Period of repurchase:	September 19, 2007 to March 31, 2008

Note: Information as of August 31, 2007
- Total number of outstanding shares without treasury stocks: 56,592,274 shares
- Total number of shares repurchased: 4,428,564 shares

- END -

September 18, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Shares from the Market

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

Notice is hereby given that the Company terminated the repurchase of own shares at the market, resolved at the Board of Directors' meeting held on April 9th, 2007, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From April 10th, 2007, to September 14th, 2007 (execution date)
2. Number of shares repurchased:	1,000,000 shares
3. Total cost of repurchase:	1,280,510,150 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note: Details resolved at the Board of Directors' meeting held on April 9th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (the ratio to the number of total issued shares: 1.77%)
- Total value of shares to be repurchased:	1,800 million-yen (maximum)

- END -

END